14049078

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 02018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gleacher & Company Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

104 West 40th Street - 15th Floor
(No. and Street)

New York (City) | New York (State) | 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan J. Edmiston | 212-273-7176 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue - 30th floor (Address) | New York (City) | New York (State) | 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Bryan J. Edmiston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gleacher & Company Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

THERESE R. DRUGAN
Notary Public, State of New York
No: 01DR6224440
Qualified in Kings County
Commission Expires July 6, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
  Independent auditor report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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GLEACHER & COMPANY SECURITIES, INC.
(A wholly owned subsidiary of Gleacher & Company, Inc.)
SEC File # 8-02018

Year Ended December 31, 2013

INDEX TO FINANCIAL STATEMENT
DECEMBER 31, 2013

	Page
INDEPENDENT AUDITOR'S REPORT	3
FINANCIAL STATEMENT	
Statement of Financial Condition	5
Notes to Financial Statement	6

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Independent Auditor's Report

To the Shareholder of
Gleacher & Company Securities, Inc.:

We have audited the accompanying balance sheet of Gleacher & Company Securities, Inc. as of December 31, 2013.

Management's Responsibility for the Balance Sheet

Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a balance sheet that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the balance sheet. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the balance sheet, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the balance sheet. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Gleacher & Company Securities, Inc. at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the Financial Statements, the Company will file a form BDW and once effective, it is anticipated that the Company will, after making appropriate and necessary reserves for creditors, pay substantially all of its available capital to its Parent in the form of a dividend. The Company and Parent are parties to retention agreements with key employees that expire no later than November 2014. Once these agreements expire, these employees are no longer incented to remain with the Company. These factors, further described in Note 1 to the Financial Statements, raise substantial doubt about the

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Company's ability to continue as a going concern. The accompanying financial statement does not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP

March 3, 2014

STATEMENT OF FINANCIAL CONDITION
(In thousands, except for share and per share amounts)

		December 31, 2013
ASSETS		
Cash and cash equivalents	$	30,971
Cash and securities segregated for regulatory purposes		1,000
Receivables from:		
Brokers, dealers and clearing organizations		9,173
Others		126
Securities owned, at fair value (securities pledged of $0)		664
Income taxes receivable		3,019
Other assets		412
Total assets	$	45,365
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Restructuring reserve	$	2,564
Accrued compensation		1,058
Payables to:		
Others		488
Affiliates		171
Accounts payable and accrued expenses		435
Income taxes payable		2,564
Total liabilities *(excluding subordinated debt)*		7,280
COMMITMENTS AND CONTINGENCIES (Note 8)		
Subordinated debt		409
Shareholder's equity		37,676
Total liabilities and shareholder's equity	$	45,365

The accompanying notes are an integral
part of this financial statement

NOTES TO FINANCIAL STATEMENT

NOTE 1. Basis of Presentation

Organization, Nature of Business and Going Concern

Gleacher & Company Securities, Inc. (the "Company"), is a wholly owned subsidiary of Gleacher & Company, Inc. (the "Parent"). The Company is currently a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is currently a member of the Financial Industry Regulatory Authority ("FINRA"). The Company historically provided investment banking, sales and trading and securities brokerage services to corporate and institutional clients through its Fixed Income and Investment Banking businesses. During the second quarter of 2013, the Board of Directors of the Parent approved a corporate restructuring, discontinuing these operations.

The Company intends to submit a Form BDW to the SEC in order to terminate its status as a registered broker-dealer. Withdrawal from broker-dealer registration becomes effective 60 days after the filing of Form BDW, unless the SEC institutes a proceeding to delay or otherwise imposes terms or conditions upon such withdrawal. Once the withdrawal becomes effective, it is anticipated that the Company will, after making appropriate and necessary reserves for creditors, pay substantially all of its available capital to its Parent in the form of a dividend. In addition, the Company and Parent are parties to retention agreements with key employees that expire no later than November 2014. All of these factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Use of Estimates

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Accounting Policies

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not segregated for regulatory purposes or held for sale in the ordinary course of business.

Financial Instruments Owned (including legacy deferred compensation assets)

The Company's financial instruments owned are equity securities primarily associated with legacy deferred compensation plans provided by the Company. These financial instruments are recorded on their trade date and accounted for at fair value, which is the price that would be received upon the sale of an asset or paid upon transfer of a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Stock-Based Compensation

The Company is allocated stock-based compensation expense from the Parent which is accounted for in accordance with Accounting Standards Codification ("ASC") 718, "Compensation – Stock Compensation." Such expense has been recorded as a corresponding adjustment to Additional-paid-in capital within the Statement of Financial Condition as the Company does not intend to cash settle this allocated expense from the Parent.

NOTES TO FINANCIAL STATEMENT

Contingencies

The Company is subject to contingencies, including judicial, regulatory and arbitration proceedings, tax and other claims. The Company will recognize a liability related to legal and other claims in Accrued expenses within the Statement of Financial Condition when incurrence of a loss is probable and the amount of the loss is reasonably estimable. The determination of these amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to the amount of the claim; the amount of the loss, if any, incurred by the other party; the basis and validity of the claim; the possibility of wrongdoing on the part of the Company; likely insurance coverage (to the extent collection is probable); previous results in similar cases; and legal precedents and case law. Pending legal proceedings and potential claims are reviewed with counsel in each accounting period and the reserve, if any, is adjusted as deemed appropriate by management.

Matters giving rise to contingent gains are recognized when realized or realizable.

Income Taxes

The Company files with the Parent a consolidated federal and various combined state and local income tax returns and files separate tax returns with certain other states and localities. The income tax provision or benefit is computed on a separate return basis as a member of a controlled group.

Deferred income taxes are determined under the asset and liability method and are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized. The effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date. The Company provides a valuation allowance against deferred tax assets ("DTAs") when it is more likely than not that such DTAs will not be realized.

The Company recognizes tax benefits from uncertain tax positions only when tax positions meet the minimum probability threshold as defined by ASC 740, "Income Taxes," which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority.

NOTE 2. Cash and Cash Equivalents

At December 31, 2013, the Company had $3.1 million in cash equivalents. Cash and cash equivalents of approximately $17.9 million were held at one financial institution.

NOTE 3. Cash and Securities Segregated For Regulatory Purposes

The Company self-cleared its trading activities in U.S. government and certain federal agency obligations (the "Rates business") and was therefore subject to the Customer Protection rules under Rule 15c3-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These activities were discontinued during the second quarter of 2013. At December 31, 2013, the Company segregated cash of $1.0 million in a special reserve bank account for the benefit of customers pertaining to outstanding checks issued to customers and vendors, and other miscellaneous items.

NOTES TO FINANCIAL STATEMENT

NOTE 4. Receivables from Brokers, Dealers and Clearing Organizations

Amounts Receivable from brokers, dealers and clearing organizations consisted of the following at December 31, 2013:

(In thousands of dollars)		
Deposits with clearing organizations	$	7,056
Receivable from clearing organizations		2,117
Total receivables	$	9,173

Included within deposits with clearing organizations was a deposit with the Fixed Income Clearing Corporation ("FICC") of approximately $6.3 million related to the Company's self-clearing activities associated with the former Rates business. This deposit will be returned to the Company in connection with the Company's termination of its FICC membership, which occurred subsequent to December 31, 2013.

NOTE 5. Receivables From and Payables to Others

Amounts Receivable from or Payable to others consisted of the following at December 31, 2013:

(In thousands of dollars)		
Loans and advances	$	126
Total receivables from others	$	126
Draft payables	$	223
Other		265
Total payables to others	$	488

The Company maintains a group of "zero balance" bank accounts which are included in Payables to others in the Statement of Financial Condition. Drafts payable represent the balance in these accounts related to outstanding checks that have not yet been presented for payment at the bank. The Company has sufficient funds on deposit to clear these checks, and these funds will be transferred to the "zero-balance" accounts upon presentment of these checks.

NOTE 6. Financial Instruments

The Company sold substantially all of its financial instruments in connection with the discontinuation of its Fixed Income business in the second quarter of 2013, but continues to hold financial instruments associated with legacy deferred compensation plans.

The Company's financial instruments are recorded within the Statement of Financial Condition at fair value. ASC 820 "Fair Value Measurements and Disclosures" ("ASC 820") defines fair value as the price that would be received upon the sale of an asset or paid upon the transfer of a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

NOTES TO FINANCIAL STATEMENT

Level 1: Quoted prices in active markets that the Company has the ability to access at the reporting date, for identical assets or liabilities.

Level 2: Directly or indirectly observable prices in active markets for similar assets or liabilities; quoted prices for identical or similar items in markets that are not active; inputs other than quoted prices (e.g., interest rates, yield curves, credit risks, volatilities); or "market corroborated inputs."

Level 3: Unobservable inputs that reflect management's own assumptions about the assumptions market participants would make.

Prices are not adjusted for the effects, if any, of the Company holding a large block relative to the overall trading volume (referred to as a "blockage factor").

Fair Valuation Methodology

Cash Equivalents – These financial assets represent cash in banks or cash invested in highly liquid investments with original maturities less than 90 days that are not segregated for regulatory purposes or held for sale in the ordinary course of business. These investments are valued at par, which represent fair value, and are considered Level 1. Refer to Note 2 herein for additional information.

Securities Owned/Securities Sold But Not Yet Purchased – The Company's financial instruments owned of approximately $0.7 million at December 31, 2013 were primarily associated with legacy deferred compensation plans provided by the Company, which are scheduled to be paid out to plan participants between 2014 and 2016. The Company has not permitted new amounts to be deferred under these plans since February 28, 2007. The assets are all Level 1 equity securities, which are traded in active, quoted and highly liquid markets.

NOTE 7. Other Assets

Other assets consisted of the following at December 31, 2013:

(In thousands of dollars)		
Prepaid expenses	$	264
Collateral deposits		45
Other		103
Total	$	412

NOTE 8. Commitments and Contingencies

Arbitration – Thomas J. Hughes (former Chief Executive Officer) and John Griff (former Chief Operating Officer)

In August 2012, the Parent adopted a Senior Management Compensation and Retention Plan ("Retention Plan") and entered into related agreements with Thomas J. Hughes, our former Chief Executive Officer, and John Griff, our former Chief Operating Officer. Under the Retention Plan, termination of employment under certain circumstances in connection with the occurrence of a Change in Control, as defined by the Retention Plan, could trigger payments to the covered executive officers. In general, a cash payment would be required following an involuntary termination of employment by the Parent (or a resignation by the covered executive officer for good reason, as defined) within six months before or two years after a Change in Control.

Effective May 24, 2013, the employment of each of Thomas J. Hughes and John Griff was terminated by the Parent. Messrs. Hughes and Griff each participated in the Retention Plan and entered into a related retention plan agreement with the Parent. To the extent a Change in Control had occurred by November 24, 2013 (six months after the applicable dates of termination), cash payments totaling approximately $7.0 million (and other incidental benefits) would become payable to these former employees (subject to satisfaction by the former employees of certain conditions).

NOTES TO FINANCIAL STATEMENT

Subsequent to the Parent's termination of these former officers, Messrs. Hughes and Griff made a demand to the Parent and Company for benefits under the Retention Plan and their related agreements, and following the Parent's rejection of their demand, commenced an arbitration proceeding on September 17, 2013 before the Financial Industry Regulatory Authority ("FINRA") seeking money damages in an approximate amount of $7.9 million, vesting of unvested equity awards and other relief, all of which they claim are due as a result of their respective terminations. The Parent has determined that no severance payments or other benefits based upon a "Change in Control" (as defined in the applicable agreements) are due to these former officers inasmuch as the Parent has concluded that no "Change in Control" has occurred. We believe that these individuals' claims that a Change in Control has occurred are without merit.

Pursuant to his employment agreement, in the absence of a "Change in Control," Mr. Hughes would have been entitled to a severance payment of $750,000 (not accrued at December 31, 2013), and pursuant to his Restricted Stock Award Agreement, Mr. Griff would have been entitled to vesting of 20,833 unvested shares of restricted stock, subject in each case to the execution and delivery within a specified time period (and non-revocation) of a release of claims against the Parent and continued compliance with certain restrictive covenants. These conditions were not satisfied.

No amounts in respect of Messrs. Hughes' and Griff's claims have been accrued as of December 31, 2013 and all unvested equity awards have been deemed to be forfeited.

Other Compensation Matters

As a result of the Company's restructuring, the Company entered into agreements with the majority of its remaining employees (excluding the Company's General Counsel and its Controller, discussed within Note 9 herein) designed to retain these employees through specified dates. The agreements provide for continued employment and the payment of guaranteed bonus compensation contingent upon continued service through such specified dates. These bonus payments totaled approximately $1.0 million in the aggregate. There is no liability on the Consolidated Statement of Financial Condition, as all compensation recognized during the year ended December 31, 2013 was paid.

General

Due to the nature of the Company's prior business activities and ongoing operations, the Company has been exposed to risks associated with a variety of legal proceedings and claims. These include litigations, arbitrations and other proceedings initiated by private parties and arising from underwriting, financial advisory, securities trading or other transactional activities, client account activities and employment matters. Third parties who assert claims may do so for monetary damages that are substantial, particularly relative to the Company's financial position. These proceedings and claims typically involve associated legal costs incurred by the Company in connection with defending these matters, which could be significant. The Company has been in the past, and currently is, subject to a variety of claims and litigations arising from its former business activities and its ongoing operations, most of which it considers to be routine.

As a result of its prior business activities and ongoing operations, the Company is also subject to both routine and unscheduled regulatory examinations of its business and investigations of securities industry practices by governmental agencies and self-regulatory organizations. In recent years securities firms have been subject to increased scrutiny and regulatory enforcement activity. Regulatory investigations can result in substantial fines being imposed on the Company. As a result of prior business activities, the Company received, and may in the future receive, inquiries and subpoenas from the SEC, FINRA, state securities regulators and other regulatory organizations. The Company does not always know the purpose behind these communications or the status or target of any related investigation. Some of these communications have, in the past, resulted in disciplinary actions which have sometimes included monetary sanctions, and citations for regulatory deficiencies. To date, none of these communications have had a material adverse effect on the Company nor does the Company believe that any pending communications are likely to have such an effect. Nevertheless, there can be no assurance that any pending or future communications will not have a material adverse effect on the Company. In addition, the Company is at risk for employment-based claims alleging discrimination, harassment or wrongful discharge, among other things, and seeking recoupment of compensation claimed to be owed (whether for cash or forfeited equity awards), severance payments, vesting of equity awards and other damages. These claims could involve significant amounts.

NOTES TO FINANCIAL STATEMENT

The Company recognizes a liability in its financial statements with respect to legal proceedings or claims when incurrence of a loss is probable and the amount of loss is reasonably estimable. However, accurately predicting the timing and outcome of legal proceedings and claims, including the amounts of any settlements, judgments or fines, is inherently difficult insofar as it depends on obtaining all of the relevant facts (which is sometimes not feasible) and applying to them often-complex legal principles. It is reasonably possible that the Company incurs losses pertaining to these matters in the form of settlements and/or adverse judgments and incurs legal and other expenses in defending against these matters. In either case, losses and/or expenses could be different in character or amount than anticipated by management when preparing the accompanying financial statements. Based on currently available information, the Company does not believe that any current litigation, proceeding, claim or other matter to which it is a party or otherwise involved, including any associated defense costs will have a material adverse effect on its financial position.

Contingent Gains

The Company has made claims against certain third parties for monetary damages. Recoveries, if any, made as a result of these claims could be material, although there can be no assurance that the Company will prevail in its claims or that any recoveries will be made. The Company would recognize any such recoveries once realized. In connection with these matters, the Company has, and may continue to, incur substantial expenses, including legal fees, in pursuing these claims.

Other

In the normal course of business, the Company indemnified certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnified some clients against potential losses incurred in the event of non-performance by specified third-party service providers, including sub-custodians. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company has historically made no material payments under these arrangements and believes that it is unlikely it will have to make material payments in the future. Therefore, the Company has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provided representations and warranties to counterparties in connection with a variety of transactions and occasionally indemnified them against potential losses caused by the breach of those representations and warranties and occasionally other liabilities. The maximum potential amount of future payments that the Company could be required under these indemnifications cannot be estimated. However, the Company has historically made no material payments under these agreements and believes that it is unlikely it will have to make material payments in the future; therefore it has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 9. **Related Party Transactions**

Advances

The Company periodically provides advances to its Parent and affiliates or receives advances from its Parent and affiliates. The Parent and/or the Company's affiliates may obtain advances to fund certain operating expenses, capital purchases and other needs.

Net advances receivable from the Company's Parent and affiliates in the amount of $14.4 million were reclassified to shareholder's equity and deemed dividend payments as repayment from the Parent and its affiliates have been forgiven.

NOTES TO FINANCIAL STATEMENT

Leases

The Company is charged by the Parent for its share of the Parent's lease obligations and other miscellaneous expenses related to the use of such offices.

Lease Termination – Prior Company Headquarters

On September 27, 2013, as a result of the previously disclosed restructuring and related discontinued operations, the Parent entered into an agreement terminating the lease for its headquarters at 1290 Avenue of the Americas, New York, New York. The lease was previously scheduled to expire on April 30, 2025 and had a remaining contractual obligation for base rent of approximately $61 million. Pursuant to this agreement, the Parent surrendered a portion of the premises (the "First Premises") to the landlord on September 30, 2013 (the "First Surrender Date") and the remainder of the premises (the "Second Premises") was surrendered on or about November 14, 2013 (the "Second Surrender Date"). As of the First Surrender Date (as to the First Premises) and the Second Surrender Date (as of the Second Premises), all rights and obligations of the Company under the lease expired and terminated with the same effect as if each Surrender Date were the expiration date set forth in the lease.

General

Future minimum annual lease payments, net of sublease rental income related to remaining lease commitments for offices used by the Company are disclosed within the table below. These leases expire at various times through 2015.

(In thousands of dollars)	Future Minimum Lease Payments	Sublease Rental Income	Net Lease Payments
2014	$ 1,376	$ 974	$ 402
2015	713	530	183
Total	$ 2,089	$ 1,504	$ 585

In addition, the Parent entered into a sublease with Capstone Advisory Group, LLC ("Capstone") which commenced on November 15, 2013 and initially provides for monthly base rental payments of approximately $12,000, based upon the Parent's current space needs. This arrangement provides the Parent with flexibility and at a cost that is below other market comparable alternatives. The sublease continues on a month-to-month basis and provides the Parent with the ability to reduce its occupied space upon not less than 30 days notice to Capstone. Any such reduction would reduce the monthly base rental payments based upon pre-determined rates.

Employment Agreements – Parent's General Counsel and Secretary and its Controller

On October 18, 2013, the Parent entered into key employee retention agreements (each an "Employment Agreement") with each of its General Counsel and Secretary and its Controller. These Employment Agreements supersede all prior agreements relating to matters covered in the Employment Agreements, including each of these executive's participation agreements under the Retention Plan.

The Employment Agreements cover the period beginning on January 1, 2013 and ending on November 30, 2014 and provide for guaranteed bonus compensation in the aggregate of $3,550,000 (and other incidental benefits) to these executives, subject to continuing employment and payable in accordance with a fixed schedule, which may be accelerated in certain circumstances. The Company's allocated portion of the liability under the Employment Agreements was approximately $0.1 million is included within Accrued compensation within the Consolidated Statements of Financial Condition.

NOTES TO FINANCIAL STATEMENT

NOTE 10. **Subordinated Debt**

A group of management and highly compensated employees were eligible to participate in the Parent's Deferred Compensation Plan for Key Employees (the "Key Employee Plan"). The employees entered into subordinated loans with the Company to provide for the deferral of compensation and employer allocations under the Key Employee Plan. The accounts of the participants of the Key Employee Plan are credited with earnings and/or losses based on the performance of various investment benchmarks selected by the participants. Maturities of the subordinated debt were based on the distribution election made by each participant, which may be deferred to a later date by the participant. As of February 28, 2007, the Company no longer permits new amounts to be deferred under the Key Employee Plan.

Principal debt repayment requirements to plan participants, which occur on or about April 15th of each year, are as follows:

(In thousands of dollars)		
2014	$	320
2015		63
2016		26
Total	$	409

FINRA has approved the net capital treatment of the Company's subordinated debt agreements disclosed above. Pursuant to these approvals, these amounts are allowable in the Company's computation of net capital (see Schedule I – "Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission").

NOTE 11. **Income Taxes**

The deferred tax assets and liabilities consisted of the following at December 31, 2013:

(In thousands of dollars)		
Deferred tax assets, net		
Net operating loss carryforwards ("NOLs")	$	50,422
Compensation		4,475
Restructuring reserve		1,176
Uncertain tax positions		831
Other		72
Total net deferred tax asset before valuation allowance		56,976
Less: valuation allowance		(56,976)
Total deferred tax assets, net of valuation allowance	$	-

Valuation Allowance

The Company maintained a valuation allowance against its deferred tax assets at December 31, 2013.

Net Operating Loss Carryforwards

At December 31, 2013, the Company's relative portion of the Parent's consolidated NOLs are $50.4 million which expire between 2023 and 2033. These NOLs have been reduced by the impact of an annual limitation described in Internal Revenue Code ("IRC") Section 382. In general, IRC Section 382 places an annual limitation on the use of certain tax attributes such as NOLs. The annual limitation arose as a result of an ownership change of the Company's Parent which occurred on September 21, 2007. For state and local tax purposes such NOLs are subject to various apportionment factors and multiple jurisdictional requirements when utilized that have expiration periods between 1 and 20 years. In the event that the Parent experiences an ownership change under IRC Section 382, the Company's relative portion of the Parent's consolidated NOLs would be fully impaired (reduced nearly to zero).

NOTES TO FINANCIAL STATEMENT

The Company had approximately $1.8 million of unrecognized tax benefits and $0.8 million for the payment of interest accrued at December 31, 2013.

The Company is subject to U.S. federal income tax as well as income tax of multiple state and local jurisdictions. As of December 31, 2013, with few exceptions, the Company was no longer subject to U.S. federal tax or state and local income tax examinations for years before 2008. The Company began audits with the Internal Revenue Service in 2013 and New York State in 2012.

NOTE 12. Stock-Based Compensation Plans

Under the Parent's 2007 Incentive Compensation Plan ("Incentive Plan") employees of the Company have been awarded stock options, restricted stock, and/or restricted stock units of the Parent, which expire at various times through 2017.

Share information herein has been adjusted to reflect a reverse stock split effectuated by the Parent on May 30, 2013 for which every 20 shares of the Parent's outstanding common stock were combined into one share.

The following is a recap of the Incentive Plan as of December 31, 2013:

Shares authorized for issuance	2,332,706
Share awards used:	
Stock options granted and outstanding	273,334
Restricted stock awards granted and unvested	14,834
Restricted stock units granted and unvested	3,471
Restricted stock units granted and vested	25,658
Total share awards used[1]	317,297
Shares available for future awards	2,015,409

[1]Awards exclude vested options for 33,334 shares granted to the Parent's former CEO outside of the Incentive Plan and pursuant to the "employee inducement" award exception of the NASDAQ rules in connection with his hiring in the second quarter of 2011.

The Incentive Plan provides for awards in a variety of forms, including, incentive stock options (within the meaning of Section 422 of the Internal Revenue Code), nonqualified stock options, restricted stock and restricted stock units. The Incentive Plan imposes a limit on the number of shares of the Parent's common stock that may be subject to awards. On February 6, 2008, the Parent's Board of Directors authorized, and on June 5, 2008, the Parent's stockholders approved, an additional 533,750 shares for issuance pursuant to the Incentive Plan. On April 16, 2009, in connection with amending and restating the Incentive Plan, the Parent's Board of Directors authorized and on June 16, 2009, the Parent's stockholders approved an additional 250,000 shares for issuance pursuant to the Incentive Plan. An award relating to shares may be granted if the aggregate number of shares subject to then-outstanding awards, under the Incentive Plan and under the pre-existing plans, plus the number of shares subject to the award being granted do not exceed the sum of (i) 25 percent of the number of shares of the Parent's common stock issued and outstanding immediately prior to the grant plus (ii) 783,750 shares.

Options

Options granted by the Parent have been granted with exercise prices not less than market value of the Parent's common stock on the date of grant, as defined, vest over a maximum of three years, and expire six years after grant date.

NOTES TO FINANCIAL STATEMENT

Unvested options are typically forfeited upon termination of employment, with limited exceptions. Option transactions for the year ended December 31, 2013 were as follows:

	Shares Subject to Option		Weighted Average Exercise Price
Balance at December 31, 2012	390,000	$	48.90
Options granted	-		-
Options forfeited/expired[3]	(83,332)		33.88
Balance at December 31, 2013	306,668	$	52.98

[3]Options forfeited includes shares underlying stock options of 50,000 and 33,332 granted to the Company's former CEO and former COO, respectively, which were forfeited pursuant to the terms of the respective award agreements and the Retention Plan. Refer to Note 8 "Arbitration – Thomas J. Hughes (former Chief Executive Officer) and John Griff (former Chief Operating Officer)" for additional information.

There were no options exercised for the year ended December 31, 2013. At December 31, 2013, the outstanding options for 306,668 shares (all of which are exercisable) had a remaining average contractual term of 1.3 years and no intrinsic value as they were all significantly out of the money.

The following table summarizes information about stock options outstanding at December 31, 2013:

	Outstanding				Exercisable		
Exercise Price Range	Shares	Average Life Remaining (years)		Average Exercise Price	Shares		Average Exercise Price
$20.00-$30.00	16,667	0.4	$	29.20	16,667	$	29.20
$30.01-$40.00	115,001	1.2		37.31	115,001		37.31
$40.01-$60.00	110,000	1.6		56.99	110,000		56.99
$60.01-$150.00	65,000	1.0		80.00	65,000		80.00
	306,668[4]	1.3	$	52.98	306,668[4]	$	52.98

[4]Options outstanding and exercisable above include options for 33,334 shares granted to the Parent's former CEO pursuant to the "employee inducement" award exception of the NASDAQ rules in connection with his hiring in the second quarter of 2011.

The Black-Scholes option pricing model is used to determine the fair value of options previously granted. During the year ended December 31, 2013, no options were granted.

Restricted Stock Awards/Restricted Stock Units

Restricted stock awards and restricted stock units have been valued at the market value of the Parent's common stock as of the grant date and expensed over the service period. The restriction period associated with these awards is typically 3 years.

NOTES TO FINANCIAL STATEMENT

Restricted stock awards/restricted stock units for the year ended December 31, 2013, were as follows:

	Unvested Restricted Stock Awards		Weighted Average Grant-Date Fair Value Restricted Stock	Unvested Restricted Stock Units		Weighted Average Grant Date Fair Value Restricted Stock Units
Balance at December 31, 2012	335,164	$	33.60	197,962	$	36.20
Granted	11,955		14.03	75,531		13.80
Vested	(209,625)		33.35	(236,945)		28.71
Forfeited	(122,660)[5]		32.09	(33,077)[5]		37.91
Balance at December 31, 2013	14,834	$	32.00	3,471	$	42.00

[5] Awards forfeited includes unvested restricted stock units of 16,667 granted to the Company's former CEO and unvested shares of restricted stock of 20,833 granted to the Company's former COO which were forfeited pursuant to the terms of the respective award agreements and the Retention Plan. Refer to Note 8 "Arbitration – Thomas J. Hughes (former Chief Executive Officer) and John Griff (former Chief Operating Officer)" for additional information.

The total fair value of awards vested, based on the market value of the stock on the vest date, during the year ended December 31, 2013 was $6.5 million.

Other

At December 31, 2013, there was approximately $0.4 million of accrued compensation within the Statement of Financial Condition related to deferred compensation plans provided by the Parent and allocated to the Company, which will be paid out between 2014 and 2016. As of February 28, 2007, the Parent no longer permits new amounts to be deferred under these plans.

NOTE 13. Net Capital Requirements

The Company is subject to the net capital requirements of Rule 15c3-1 promulgated under the Exchange Act (the "Net Capital Rule"), which requires the maintenance of a minimum net capital. The Company has elected to use the alternative method permitted by the Net Capital Rule, which requires it to maintain a minimum net capital amount equal to the greater of 2% of aggregate debit balances arising from customer transactions (as defined) or $0.25 million, subject to certain adjustments related to market making activities in certain securities. As of December 31, 2013, the Company had net capital, as defined by the Net Capital Rule of $33.9 million, which was $33.6 million in excess of the $0.25 million required minimum net capital.

As previously mentioned, Gleacher Securities intends to submit a Form BDW in order to terminate its status as a registered broker-dealer.

NOTE 14. Restructuring

Investment Banking and Fixed Income Businesses

The Board of Directors of the Parent approved plans to discontinue operations in its Investment Banking division on May 30, 2013 and Fixed Income division on April 5, 2013. Exiting these businesses impacted approximately 140 employees. Refer to Note 1 herein for additional information.

NOTES TO FINANCIAL STATEMENT

Equities Business

On August 22, 2011, the Board of Directors of the Parent approved a plan to exit the Equities business, effective immediately. The principal reasons for this decision were that the Equities division was an underperforming non-core asset, and that its closure would allow the Company to improve focus and invest in its core competencies. Exiting the Equities business impacted 62 employees.

The following table summarizes the changes in the Company's liability related to this restructuring for the year ended December 31, 2013:

(In thousands of dollars)		
Balance – January 1	$	108
Restructuring expense		41,567
Plus: Deferred rent obligation, prior to restructuring		1,750
Less: Non-cash charges		(7,585)
Payment for lease commitments – Prior headquarters		(18,454)
Payments for severance and other compensation		(9,609)
Payments for third party vendor contracts and other costs		(4,971)
Payments for other lease commitments, net of sublease income		(242)
Restructuring reserve – December 31	$	2,564

The Company's remaining obligation associated with these exits at December 31, 2013 was approximately $2.6 million and was primarily related to costs associated with the termination of third party vendor contracts, and to a lesser extent, lease commitments. The Company expects the majority of its remaining liability to be settled within the next six months. No other material charges are expected to be incurred.

NOTE 15. Fair Value of Financial Instruments

All of the financial instruments of the Company are reported on the Consolidated Statements of Financial Condition at market or fair value, or at carrying amounts that approximate fair value, because of their short term nature.

NOTE 16. Subsequent Events

The Company evaluated subsequent events from January 1, 2014 through February 28, 2014, the date of the issuance of the financial statements. Refer to Note 1 "Organization and Nature of Business and Going Concern" for disclosure regarding the Company's intention to submit a Form BDW to the SEC in order to terminate its status as a registered broker-dealer.

There were no other events requiring disclosure.

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